SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 12, 2015 (November 10, 2015)

BROADCOM CORPORATION

(Exact Name of Registrant as Specified in Charter)

California	000-23993	33-0480482
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5300 California Avenue, Irvine, CA 92617

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (949) 926-5000

Not Applicable

(Former Name or Former Address, if Changed since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On November 10, 2015, Broadcom Corporation (“Broadcom” or the “Company”) held a special meeting of shareholders (the “Special Meeting”) to consider certain proposals related to the Company’s previously announced acquisition by Avago Technologies Limited (“Avago”).

As of September 25, 2015, the record date for the Special Meeting, there were 560,729,302 shares of Broadcom Class A common stock outstanding, each entitled to one vote per share, and 48,123,831 shares of Broadcom Class B common stock outstanding, each entitled to ten votes per share. At the meeting, a total of 445,858,412 shares of Broadcom Class A common stock, representing 79.51% of Broadcom’s Class A common stock, and 48,050,566 shares of Broadcom Class B common stock, representing 99.85% of Broadcom’s Class B common stock, and together representing 88.91% of Broadcom’s total voting power, were present in person or represented by proxy, constituting a quorum to conduct business.

All of the Company’s proposals were approved by the requisite vote of the Company’s shareholders. The final voting results for the proposals are set forth below. For more information on each of these proposals, see the Company’s definitive proxy statement for the special meeting, filed with the SEC on September 28, 2015.

1.	The proposal to approve the merger of each of Broadcom CS Merger Sub, Inc. and Broadcom UT Merger Sub, Inc. with and into Broadcom, with Broadcom continuing as the surviving corporation of each such merger (such mergers, the “Broadcom Merger”), the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated as of May 28, 2015, by and among Pavonia Limited, Avago Technologies Limited (“Avago”), Safari Cayman L.P., Avago Technologies Cayman Holdings Ltd., Avago Technologies Cayman Finance Limited, Broadcom CS Merger Sub, Inc., Broadcom UT Merger Sub, Inc. and Broadcom, and the principal terms of the Merger Agreement (such proposal, “Broadcom Merger Proposal”):

	For	Against	Abstain
Class A Votes	440,483,658	802,398	4,572,356
Class B Votes	480,486,540	0	19,120

2.	The proposal to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Broadcom Merger Proposal:

	For	Against	Abstain
Total Votes	894,690,094	27,363,989	4,309,989

3.	The proposal to approve, by non-binding, advisory vote, compensation that will or may be paid or become payable by Broadcom to its named executive officers in connection with the Broadcom Merger:

	For	Against	Abstain
Total Votes	818,024,099	102,544,457	5,795,516

Item 8.01.	Other Events.

On November 10, 2015, the Company issued a press release announcing the results of the Special Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits:

Exhibit No.	Description

99.1	Press Release dated November 10, 2015.

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Broadcom’s current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by Broadcom and Avago, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the proposed transaction. The forward-looking statements in this document speak only as of this date. Neither Broadcom nor Avago undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Broadcom’s overall business, including those more fully described in Broadcom’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Avago’s overall business and financial condition, including those more fully described in Avago’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended November 2, 2014, and its quarterly reports filed on Form 10-Q for its current fiscal year. The forward-looking statements in this document speak only as of date of this document. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities. Pavonia Limited (“Holdco”) and Safari Cayman L.P. (“New LP”) filed with the SEC a Registration Statement on Form S-4 which includes the joint proxy statement of Avago and Broadcom and also constitutes a prospectus of Holdco and New LP. The Registration Statement on Form S-4 was declared effective by the SEC on September 25, 2015. Each of Broadcom and Avago have mailed the joint proxy statement/prospectus to their respective shareholders. Broadcom and Avago also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Broadcom and Avago has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BROADCOM AND AVAGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE

BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Broadcom’s Investor Relations website (www.broadcom.com/investors) (for documents filed with the SEC by Broadcom) or Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or New LP).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BROADCOM CORPORATION, a California corporation

By:	/s/ Eric K. Brandt
Name:	Eric K. Brandt
Title:	Executive Vice President and Chief Financial Officer

Date: November 12, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated November 10, 2015.